Exhibit 9

Confidential and Privileged
Execution Version

EQUITY COMMITMENT LETTER

December 22, 2015

MINAT ASSOCIATED CO., LTD.

Ladies and Gentlemen:

This letter agreement sets forth the commitment of 北京信中利投资股份有限公司, a company organized and existing under the Laws of the People’s Republic of China (the “Sponsor”), subject to the terms and conditions contained herein, to purchase, directly or indirectly, certain equity interests of MINAT ASSOCIATED CO., LTD., a business company incorporated under the laws of the British Virgin Islands (“Parent”). Parent has been formed for purposes of acquiring Mecox Lane Limited, an exempted company with limited liability incorporated under the Laws of the Cayman Islands (the “Company”) pursuant to a certain Agreement and Plan of Merger, dated as of the date hereof (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), among the Company, the Parent, and ChinaEquity Alliance Victory Co., Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct wholly-owned Subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a direct wholly owned Subsidiary of Parent. Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to such terms in the Merger Agreement.

1.            Equity Commitment.

(a)          The Sponsor shall, at or immediately prior to the Effective Time, subject to the terms and conditions set forth herein, purchase, or cause the purchase by its Affiliate(s) of, equity interests of Parent and pay, or cause to be paid, to Parent in immediately available funds an aggregate cash purchase price equal to US$14,651,201 (such amount, subject to adjustment pursuant to Section 1(b), the “Equity Commitment”), which will be used by Parent solely for the purpose of funding, to the extent necessary to fund, the Merger Consideration required to be paid by Parent to consummate the Merger pursuant to and in accordance with the Merger Agreement, together with related fees and expenses; provided that the Sponsor shall not, under any circumstances, be obligated to contribute more than the Equity Commitment to Parent and the liability of the Sponsor hereunder shall not exceed the amount of the Equity Commitment.

(b)          The Sponsor may effect the funding of the Equity Commitment directly or indirectly through one or more Affiliates of the Sponsor. The Sponsor will not be under any obligation under any circumstances to contribute more than the amount of the Equity Commitment to Parent, Merger Sub or any other person pursuant to the terms of this letter agreement. In the event Parent does not require an amount equal to the sum of the Equity Commitment in order to consummate the Merger, the amount of the Equity Commitment to be funded under this letter agreement shall be reduced to the level sufficient for Parent and Merger Sub to consummate the Transactions.

2.            Conditions. The Equity Commitment shall be subject to (a) the satisfaction in full (or waiver, if permissible), at or prior to the Closing of each of the conditions set forth in Article VIII of the Merger Agreement (other than any conditions that by their nature are to be satisfied at the Closing but subject to the prior or substantially concurrent satisfaction of such conditions), and (b) the occurrence of the Closing.

3.            Enforceability; Third-Party Beneficiary. None of Parent’s, Merger Sub’s or the Company’s creditors shall have the right to enforce this letter agreement or to cause Parent, Merger Sub or the Company to enforce this letter agreement against the Sponsor. The Parties hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this letter agreement. Nothing in this letter agreement, express or implied, is intended to confer upon any person other than Parent and the Sponsor, any rights or remedies under or by reason of this letter agreement; provided, however, that the Company is an express third-party beneficiary of this letter agreement and shall be entitled to specific performance of the terms hereof, including an injunction, temporary restraining order or other equitable relief, to prevent breaches of this letter agreement by the parties hereto, in addition to any other remedy at law or equity.

4.            No Modification; Entire Agreement. This letter agreement may not be amended or otherwise modified without the prior written consent of Parent, the Sponsor and the Company if (i) such amendment or modification is made to Section 3 of this letter, or (ii) such amendment or modification would be reasonably expected to prevent, materially delay, materially impede or impair the consummation of the Merger, provided that Parent and the Sponsor shall, prior to its and/or its Affiliate’s entering into such amendment or modification, notify the Company in writing, which notice shall be accompanied by a true and complete copy of such amendment or modification. Together with the Limited Guarantee, this letter agreement constitutes the sole agreement, and supersedes all prior agreements, understandings and statements, written or oral, between, the Sponsor or any of its Affiliates, on the one hand, and Parent or any of its Affiliates, on the other hand, with respect to the transactions contemplated hereby. Each of the parties acknowledges that each party and its respective counsel have reviewed this letter agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this letter agreement.

5.            Governing Law. This letter agreement and all disputes or controversies arising out of or relating to this letter agreement or the transactions contemplated hereby shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of Law principles thereof.

6.            Dispute Resolution.

(a)          Any disputes, actions and proceedings against any party or arising out of or in any way relating to this letter agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time and as may be amended by this Section 6(a) (the “HKIAC Rules”). The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the arbitration tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the HKIAC Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

(b)          Notwithstanding the foregoing, the parties hereto consent to and agree that in addition to any recourse to arbitration as set out in this Section 6, any party may, to the extent permitted under the Laws of the jurisdiction where application is made, seek an interim injunction from a court or other authority with competent jurisdiction and, notwithstanding that this letter agreement is governed by the Laws of the State of New York, a court or authority hearing an application for injunctive relief may apply the procedural Law of the jurisdiction where the court or other authority is located in determining whether to grant the interim injunction. For the avoidance of doubt, this Section 6(b) is only applicable to the seeking of interim injunctions and does not restrict the application of Section 6(a) in any way.

7.            Counterparts. This letter agreement may be executed in any number of counterparts (including by e-mail of PDF or scanned versions or by facsimile), each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

8.            Termination. This letter agreement and the obligation of the Sponsor to fund the Equity Commitment will terminate automatically and immediately upon the earliest to occur of (a) the termination of the Merger Agreement in accordance with its terms, and (b) the Closing, at which time such obligation will be discharged but subject to the performance of such obligation.

9.            Representations and Warranties. The Sponsor hereby represents and warrants to Parent that (a) the Sponsor has all power and authority to execute, deliver and perform this letter agreement, (b) the execution, delivery and performance of this letter agreement by the Sponsor has been duly and validly authorized and approved by all necessary action by it, (c) this letter agreement has been duly and validly executed and delivered by the Sponsor and (assuming due execution and delivery of this letter agreement, the Merger Agreement and the Limited Guarantee by all parties hereto and thereto, as applicable) constitutes a valid and legally binding obligation of the Sponsor, enforceable against it in accordance with the terms of this letter agreement (subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and (ii) general equitable principles (whether considered in a proceeding in equity or at law)), (d) as of the Closing, the Equity Commitment is less than the maximum amount that the Sponsor is permitted to invest in any one portfolio investment pursuant to the terms of its constituent documents or otherwise, (e) as of the Closing, the Sponsor has uncalled capital commitments or otherwise has available funds in excess of the sum of the Equity Commitment and all of its other unfunded contractually binding equity commitments that are then outstanding, (f) no action, consent, permit, authorization by, and no notice to or filing with, any governmental entity is required in connection with the execution, delivery or performance of this letter agreement by the Sponsor, except as is not, individually or in the aggregate, reasonably likely to impair or delay the Sponsor’s performance of its obligations in any material respect, and (g) the execution, delivery and performance of this letter agreement by the Sponsor do not, (x) violate the organizational documents of the Sponsor, (y) violate any applicable Law binding on the Sponsor or the assets of the Sponsor or (z) conflict with any agreement binding on the Sponsor, in each case, except for such violation or conflict which is not, individually or in the aggregate, reasonably likely to impair or delay the Sponsor’s performance of its obligations in any material respect.

10.          No Assignment. The Sponsor’s obligation to fund the Equity Commitment may not be assigned or delegated (whether by operation of Law, merger, consolidation or otherwise), except that the Sponsor may assign or delegate all or a portion of its obligations to fund the Equity Commitment to any of the Sponsor’s Affiliates or any other investment fund advised or managed by such Affiliate; provided that any such assignment or delegation shall not relieve the Sponsor of its obligations under this letter agreement to the extent not performed by such Affiliate or fund. Parent may not assign its rights to any Person other than its Affiliates or other entity owned directly or indirectly by the beneficial owners of Parent, without the prior written consent of the Sponsor and the Company. Any transfer or assignment in violation of this Section 10 shall be null and void and of no force and effect.

11.          Notices. All notices, requests, claims, demands and other communications hereunder shall be given by the means specified in the Merger Agreement (and shall be deemed given as specified therein) as follows:

if to the Sponsor:

3rd Floor, Building C, Shou Kai Xing Fu Square,

Xin Dong Road, Chaoyang District

Beijing 100000

Telephone: 010-85550508

Fax: 010-85550509

If to Parent, as provided in the Merger Agreement.

12.          Interpretation. Headings are used for reference purposes only and do not affect the meaning or interpretation of this letter agreement. When a reference is made in this letter agreement to a Section, such reference shall be to a Section of this letter agreement unless otherwise indicated. The word “including” and words of similar import when used in this letter agreement will mean “including, without limitation,” unless otherwise specified.

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Sincerely,

北京信中利投资股份有限公司

By:	/s/ Chaoyong Wang
Name:	Chaoyong Wang
Title:	Authorized Signatory

[SIGNATURE PAGE TO EQUITY COMMITMENT LETTER]

Agreed to and accepted:

MINAT ASSOCIATED CO., LTD.

By:	/s/ Dan Chen
Name:	Dan Chen
Title:	Director

[SIGNATURE PAGE TO EQUITY COMMITMENT LETTER]